[LETTERHEAD OF KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP]

June 21, 2006

                                                         Thomas J. Poletti, Esq.
                                                         310.552.5045
                                                         Fax:  310.552.5001
                                                         tpoletti@klng.com

Via Edgar and Fed Ex
--------------------

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:  John Reynolds

Re:      SRKP 2, Inc.
         Registration Statement on Form SB-2
         File Number:  333-124164
         Amendment No. 5 filed May 3, 2006

Dear Mr. Reynolds:

On behalf of SRKP 2, Inc. (the "Company") we hereby transmit for filing Amendment No. 6 to Form SB-2 filed April 19, 2005 ("Amendment No. 6"). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 6 (marked to show changes and additions from Amendment No. 5 to the Registration Statement filed May 3, 2006 ("Amendment No. 5")). We have been advised that changes in Amendment No. 6 from Amendment No. 5, as submitted herewith in electronic format, have been tagged.

Based upon the Staff's review of Amendment No. 5, the Commission issued a comment letter dated June 5, 2006. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following.

General

1. Comment: It appears to us that Rule 419 requires that funds be kept in escrow for 18 months. Please provide us with the authority that allows a registrant to choose to return the funds to investors at any time after 12 months instead of 18 months.

      Response: We respectfully note your comment and have revised the registration statement to confirm that the Company will keep the funds in escrow for 18 months.

2. Comment: Please update all information (e.g., Capitalization, Principal Stockholders, etc.) as of the most recent date practicable.

      Response: We respectfully note your comment and have updated all information in the registration statement as of the most recent date practicable.

Office of Emerging Growth Companies
Securities and Exchange Commission
June 21, 2006
Page 2

3. Comment: Please include the breakdown of issuance and distribution expenses from Item 25 in an appropriate place in the prospectus.

      Response: We respectfully note your comment and have included a disclosure of the issuance and distribution expenses in the "Use of Proceeds" section on page 11.

Financial Statements, page F-2

4. Comment: Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

      Response: We respectfully note your comment and have updated the financial statements and related disclosures to March 31, 2006.

Subscription Receivable, page F-3

5. Comment: The $5,000 subscription receivable at December 31, 2005 should be presented as a deduction from stockholders' equity or the notes to the financial statements should disclose the date that the note was paid in cash. See SAB Topic 4:E.

      Response: We respectfully note your comment and have revised the footnote to specify the date the $5,000 was collected in cash.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Sincerely,
/s/ Thomas J. Poletti
Thomas J. Poletti

cc:      Richard Rappaport, SRKP 2, Inc.